SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 30998]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

March 28, 2014

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of March 2014. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on April 22, 2014, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Lazard Alternative Strategies Fund, L.L.C. [File No. 811-10415]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Lazard Alternative Strategies 1099 Fund, and on December 31, 2013, made a distribution to its shareholders based on net asset value. Expenses of $200,000 incurred in connection with the reorganization were paid by Lazard Asset Management LLC, applicant's investment adviser.

Filing Dates: The application was filed on January 30, 2014, and amended on March 26, 2014.

Applicant's Address: 30 Rockefeller Plaza, New York, NY 10112-6300.

Dreyfus Money Market Instruments Inc. [File No. 811-2557]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 7, 2013, applicant made a final liquidating distribution to its shareholders based on net asset value. Expenses of $1,897 incurred in connection with the reorganization were paid by The Dreyfus Corporation, applicant's investment adviser.

Filing Dates: The application was filed on January 15, 2014, and amended on March 21, 2014.

 Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

ING Emerging Markets Local Bond Fund [File No. 811-22505]
ING Global Strategic Income Fund [File No. 811-22681]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Date: The applications were filed on March 7, 2014.

Applicants' Address: 7337 E Doubletree Ranch Rd., suite 100, Scottsdale, AZ 85258.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary